Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

August 25, 2009

Mark C. Shannon

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Mexoro Minerals Ltd.

Form 10-KSB for the Fiscal Year Ended February 28, 2009

Filed June 15, 2009

Form 10-Q for the Fiscal Year Ended May 31, 2009

Filed July 20, 2009

File No. 000-23561

Dear Mr. Shannon:

On behalf of Mexoro Minerals Ltd., a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated August 17, 2009.

Form 10-K for the Fiscal Year Ended February 28, 2009

Report of Independent Registered Public Accounting Firm, page 68

1.

We note your independent auditor references other auditors.  Please note that if you have more than one independent accountant, a principal auditor must take responsibility for the financial statements for each year presented.  That principal auditor may refer to other auditors whose reports and audits were relied upon, in which case the audit reports of the auditors must be presented in the filing.  Please include the required audit opinions for each of the fiscal years presented within the filing or explain why you believe you have complied with Article 2-05 of Regulation S-X.

Response:  In response to Comment 1, we have included the required audit opinions for each of the fiscal years presented within our Form 10-K/A which was filed with the Securities and Exchange Commission on August 25, 2009.

Controls and Procedures, page 100

Internal Control Over Financial Reporting, page 101

2.

You indicate that “With the participation of the chief executive officer and chief financial officer, our management evaluated the effectiveness of the Company’s internal control over financial reporting as of February 28, 2009 based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the

Treadway Commission (COSO).  Based on that evaluation along with the report from the Company’s independent registered public accounting firm, our management has concluded that, as of February 28, 2009, the Company had a material weakness in its internal control over financial reporting.”  However, we note you do not specifically state whether your internal control over financial reporting is effective or ineffective as of February 28, 2009.  Please amend your filing to include a definitive conclusion on the effectiveness of your internal control over financial reporting as required by Item 308T(a)(3) of Regulation S-K.

Response:  In response to Comment 2, we have included the following disclosure in our Form 10-K/A which was filed with the Securities and Exchange Commission on August 25, 2009 (the bold text denotes the added language):

“With the participation of the chief executive officer and chief financial officer, our management evaluated the effectiveness of the Company's internal control over financial reporting as of February 28, 2009 based upon the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation along with the report from the Company’s independent registered public accounting firm, our management has concluded that, as of February 28, 2009, the Company had a material weakness in its internal control over financial reporting. Accordingly, our internal control over financial reporting is ineffective as of February 28, 2009. Specifically, the management determined that the Company did not have sufficient personnel resources with the accounting function to affect timely financial close.”

Exhibit 31.1

3.

We note that the wording of your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act.  In this regard, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification.  Please refer to FAQ 11 within the Division of Corporate Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, located at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.  We also note paragraph 3 makes references to this “quarterly report” instead of this “report.”  Please amend your exhibits as appropriate.  This comment also applies to the certification attached to your Form 10-Q for the quarter ended May 31, 2009.

Response:  In response to Comment 3, we have revised our certifications which were filed as exhibits to our Form 10-K/A for the fiscal year ended February 28, 2009 and our Form 10-Q/A for the fiscal period ended May 31, 2009 to comply with the requirements of Section 302 of the Sarbanes Oxley Act of 2002.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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